March 21, 2025

Robert Labbe
Chief Executive Officer
Pelican Acquisition Corp
1185 Avenue of the Americas, Suite 304
New York, NY 10036

       Re: Pelican Acquisition Corp
           Amendment No.1 to Draft Registration Statement on Form S-1 Submitted on February 27, 2025
           CIK No. 0002037431
Dear Robert Labbe:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2024 letter.

Amendment No.1 to Draft Registration Statement on Form S-1
Cover Page

1. We acknowledge your response to prior comment 1. We note your disclosure regarding founder shares issued to the sponsor. Please revise to disclose the amount
       the sponsor paid for the founder shares. See Item 1602(a)(3) of Regulation S-K.
Initial Business Combination, page 6

2. We acknowledge your response to prior comment 13. Please disclose your plans if you do not consummate a de-SPAC transaction within 18 months if you have entered into a definitive agreement for an initial business combination, including whether you
 March 21, 2025
Page 2

       expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. Please also disclose whether security holders will have voting or redemption rights with respect to any extensions.
       See Item 1602(b)(4) of Regulation S-K.
Risk Factors, page 32

3. We note you have removed a number of risk factors from your registration statement,
       such as    We may issue notes or other debt securities, or otherwise
incur substantial
       debt, to complete a business combination      ,    We may issue
additional ordinary
       shares to complete our initial business combination      , and    The
shares beneficially
       owned by our insiders, officers and directors will not participate in a
redemption...   . It
       appears to us that these risks are still applicable to your investors. Please revise to add the noted risk factors back to your registration statement or advise us why the risk factors are no longer appropriate.
       Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Cassi Olson